Filed pursuant to Rule 433
Registration Statement No. 333-131066
January 17, 2006
Free Writing Prospectus
Dated January 17, 2006
8,900,000 Shares
Parker Drilling Company
Common Stock

This free writing prospectus relates only to the securities described below and should be read together with the prospectus, dated January 17, 2006, relating to these securities.
Parker Drilling Company intends to offer 8,900,000 newly issued shares of its common stock under an effective shelf registration statement on file with the Securities and Exchange Commission. We also intend to grant to the underwriter of the proposed offering a 30-day option to purchase up to an additional 1,335,000 newly issued shares of common stock. Upon the completion of the proposed offering, we anticipate having approximately 106.7 million shares of common stock outstanding, assuming the option to purchase additional shares is not exercised.
Our common stock is listed on the New York Stock Exchange under the symbol “PKD.” The last reported sales price of our common stock on January 17, 2006 was $11.75 per share.
We intend to use the net proceeds from the proposed offering, together with cash on hand, to (i) invest approximately $50 million in our rental tools subsidiary, Quail Tools L.P., to enable it to expand and open new rental facilities to facilitate its ability to service customers operating in the domestic and international land and offshore oil and gas drilling business; (ii) construct two new land rigs for an estimated total cost of approximately $40 million for utilization in international markets; and (iii) construct one new deep drilling barge rig for approximately $35 million for utilization in the transition zones of the U.S. Gulf of Mexico.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-524-4462.

Lehman Brothers

Price Range of Our Common Stock and Dividend Policy
The following table sets forth the high and low sales prices per share as reported on the New York Stock Exchange Composite Transactions tape in the calendar periods indicated.

		High	Low
2003
	First Quarter	$2.56	$1.91
	Second Quarter	3.12	1.83
	Third Quarter	3.15	1.65
	Fourth Quarter	2.93	2.22
2004
	First Quarter	$4.49	$2.55
	Second Quarter	4.14	2.65
	Third Quarter	4.03	2.97
	Fourth Quarter	4.42	3.56
2005
	First Quarter	$6.15	$3.75
	Second Quarter	7.21	4.50
	Third Quarter	9.66	6.79
	Fourth Quarter	11.82	7.41
2006
	First Quarter (through January 17, 2006).	$11.86	$10.93
No dividends have been paid on our common stock since February 1987. Our existing credit agreement and the indentures governing our 9 5/8% senior notes and our senior floating rate notes contain provisions that restrict the payment of dividends. We have no present intention to pay dividends on our common stock in the foreseeable future.
United States Federal Income and Estate Tax Consequences to Non-U.S. Holders
The following is a summary of the material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.
A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:
•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or a partnership or other pass-through entity for United States federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
     Dividends
Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.
     Gain on Disposition of Common Stock
Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:
•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.
An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.
We believe that we are currently a “United States real property holding corporation” for United States federal income tax purposes. So long as our common stock continues to be regularly traded on an established securities market, only a non-U.S. holder who holds or held (at anytime during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to United States federal income tax on the disposition of our common stock.
     Federal Estate Tax
Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
     Information Reporting and Backup Withholding
We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.
A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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